EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(unaudited)

	Three Months Ended
	April 5, 2015	March 30, 2014
Earnings:

Income before income taxes	$374,804	$382,321

Add (deduct):

Interest on indebtedness	20,007	22,231
Portion of rents representative of the interest factor (a)	2,774	2,018
Amortization of debt expense	294	280
Amortization of capitalized interest	588	564
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(1,826)	176

Earnings as adjusted	$396,641	$407,590

Fixed Charges:

Interest on indebtedness	$20,007	$22,231
Portion of rents representative of the interest factor (a)	2,774	2,018
Amortization of debt expense	294	280
Capitalized interest	3,017	1,083

Total fixed charges	$26,092	$25,612

Ratio of earnings to fixed charges	15.20	15.91
NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.